EXHIBIT 99.5
CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
We consent to the use of our report dated January 30, 2006 in the Annual Report on Form 40-F of Cameco Corporation for the year ended December 31, 2005. We also consent to the incorporation by reference of such report in the registration statements (Nos. 333-11736 and 333-6180) on Form S-8 for the Cameco Corporation Stock Option Plan.

/s/ KPMG LLP
Saskatoon, Canada January 30, 2006	Chartered Accountants